



02021630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

MAR 07 2002

3/15/02 FV

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 AND ENDING DECEMBER 31, 2001

SEC FILE NUMBER
8- 30426

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

600 East Colonial Drive

(No. and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President   407-423-7620

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson, Batts & Hostetter, P.A.

(Name - if individual state last, first, middle name)

110 East Hillcrest Street	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Republic Securities of America, Inas of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
Title

_____
Notary Public (Personally Known)

WANDA L. PENLAND
Notary Public, State of Florida
My comm. expires July 30, 2002
No. CC763583
Bonded thru Ashton Agency, Inc.

This report** contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Operations.

[X] (d) Statement of Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. ("the Company") as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated January 18, 2002, on our consideration of the Company's internal control.

Graham Cottrill Jackson Batts & Hostetter, P.A.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

January 18, 2002

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$25,809
Total assets	$25,809

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$ —
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 7,500 shares authorized;	
1,000 shares issued and outstanding	1,000
Paid-in capital	24,100
Retained earnings	709
Total stockholders' equity	25,809
Total liabilities and stockholders' equity	$25,809

The Accompanying Notes Are An Integral

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2001

REVENUES:	
Commission income	$102,480
Interest income	887
Total revenues	103,367
EXPENSES:	
Accounting and legal	6,241
Bonding	460
Other	50
Regulatory fees and expenses	6,088
Taxes and licenses	776
Total expenses	13,615
NET INCOME	$ 89,752

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - December 31, 2000	$1,000	$24,100	$ 1,437	$ 26,537
Distributions	—	—	(90,480)	(90,480)
Net income	—	—	89,752	89,752
BALANCE - December 31, 2001	$1,000	$24,100	$ 709	$ 25,809

The Accompanying Notes Are An Integral
Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$102,480
Cash paid for operating expenses	(13,615)
Interest received	887
Net cash flows from operating activities	89,752
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(90,480)
Net cash flows from financing activities	(90,480)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(728)
CASH AND CASH EQUIVALENTS - Beginning of year	26,537
CASH AND CASH EQUIVALENTS - End of year	$ 25,809

The Accompanying Notes Are An Integral

REPUBLIC SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE A - NATURE OF OPERATIONS:

Republic Securities of America, Inc. ("the Company"), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as authorized by the National Association of Securities Dealers.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents: For purposes of reporting cash flows, the Company includes in cash and cash equivalents all highly liquid investments with original maturities of three months or less.

Income taxes: The Company has elected under Internal Revenue Code Section 1362(a) to be taxed as a small business ("S") corporation whereby items of income or loss are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

NOTE C - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE D - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1. At December 31, 2001, the Company had net capital of $25,809, which was $20,809 in excess of its required net capital of $5,000. The Company's net capital ratio is .00 to 1.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2001.

NOTE E - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2001.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2001

NET CAPITAL:	
Total stockholders' equity	$ 25,809
Less: Stockholders' equity not allowable for net capital	—
Total stockholders' equity qualified for net capital	25,809
Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital	—
Total capital and allowable subordinated liabilities	25,809
Less: Total non-allowable assets	—
Net capital before haircuts on securities positions	25,809
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)	—
Net capital	$ 25,809
AGGREGATE INDEBTEDNESS	$ —
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500%	$ 20,809
Excess net capital at 1,000%	$ 25,809
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Material differences do not exist between the computation of net capital contained in this report and the most recent unaudited computation included in Part IIA of the Focus Report filed by the Company as of December 31, 2001.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2001

Based on the audit of the statement of financial condition and review of rule 15c3-3 under the Securities Exchange Act of 1934, the Company is in compliance with the conditions of exemption and does not have a reserve requirement at December 31, 2001.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2001

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2001. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Republic Securities of America, Inc. ("the Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

January 18, 2002